K EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.
First Senior Vice President

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 15 2007
WASH, D.C.
161

12g3-2(b) File No.82-4922

Ref No. CN.373/2007

June 14, 200

07024533

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

June 14, 07

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

ธนาคารกสิกรไทย
KASIKORNBANK

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 15 2007
WASH. DC
161

SS.5-1285/2007

June 13, 2007

To President
The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the fifteenth interest payment of the third Subordinated Debenture (KBNK13OA) will be made on July 16, 2007, we would like inform you the details of the fifteenth interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 3.75 percent per annum and 91 days duration – from April 16, 2007 to July 15, 2007. And, we will close the book for interest payment at noon of July 2, 2007.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)
Vice President
Securities Services Department
Tel. 0 2470 1981 - 3

END